Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 26, 2021

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ESG 2021 and Beyond Panel

Transcript

Lyndon Park:

Hi. Good morning and thank you for joining our panel audaciously titled ESG 2021 and Beyond. More memorable perhaps as we were holding this on Earth Day. My name is Lyndon Park and some of you may still remember me from my days of leading stewardship groups at BlackRock and Dimensional Fund Advisors. Today, I head ICR Governance Solutions, and our team provides ESG and shareholder advisory solutions for our clients across the ESG and proxy continuum. We provide ESG disclosure solutions as well as shareholder advisory and proxy-related support pertaining to annual meetings to activism defense.

Lyndon Park:

In the industry, there had always been a perpetual half-joke that ESG standardization is like Don Quixote winning versus a windmill. But there’s been a radical shift over the past couple of years. A raft of capital markets regulations on ESG for example, coming out of EU. And now the focus by the Biden administration, as well as the SEC promises to see change on how ESG will impact capital flows and reallocation. UN PRI is now mandating signatories to disclose how they’re integrating ESG into their portfolio decision-making. And we are all seeing a landmark shift in how issuers are also thinking about ESG as it’s now determining how they can successfully attract and retain capital. But as with all things in life, the devil is in the details, and to sort through some of these ESG details, we have an illustrious group of panelists here with us today.

Lyndon Park:

And I always tend to bungle introductions in names. So, I will call on each panelist to introduce themselves. First, let’s put a harsh spotlight on the lawyer in the room, Betty.

Betty Huber:

Thanks so much, Lyndon. I’m Betty Moy Huber. I’m the co-head of the ESG group at Davis Polk & Wardwell. It’s an international law firm headquartered here in New York. I’ve been practicing in the environmental and climate space for over 25 years. Representing companies, investors, and boards of all market caps industries, from oil and gas to banks to consumer goods, as well as private equity. I’m also a former advisory council member of SASB. So it’s relevant here. I counsel companies and boards and corporate governance and have drafted hundreds of SECs and voluntary ESG reports and look forward to speaking with the fellow panelists today.

Lyndon Park:

Thank you, Betty. I’ll turn it over to Rich from the issue of community.

Rich Riley:

Thanks, Lyndon. Hi, I’m Rich Riley, co-CEO of Origin Materials. We create carbon-negative plastics and other materials from wood residues instead of from petroleum. So, our business is driven by helping our customers like Pepsi, Nestle, Renown, and PrimaLoft achieve their decarbonization and sustainability goals. And we announced a spec merger with RDS acquisition in February and expect it to be publicly traded in Q2.

Lyndon Park:

Thank you, Rich. And last but not least, let’s go with the investors in alphabetical order. That’s Hillary, Lori, and Mike.

Hillary Flynn:

Thanks, Lyndon. I’m Hillary Flynn. I’m director of ESG for our private investments at Wellington Management Company. A bit of Wellington in about a decade focused specifically on ESG for the past seven years. For most of my career, I was focused on public fixed income public equity securities that has a specific focus on consumer and healthcare companies. And about a year ago, I moved over to our private investment team to lead our ESG integrated efforts there.

Lori Keith:

Thanks, Lyndon. It’s a pleasure to be here today. I’m Lori Keith, with Parnassus Investments. And Parnassus Investments is a leader in ESG investing. We actually started in 1984, integrating ESG factors into our fundamental approach and portfolio construction. So early days of ESG, I actually had an opportunity to do an internship back in the early 90s, updating myself, but had that internship coming out of my college experience of then rejoined the firm full-time in 2005, and have been co-managing the Parnassus Mid Cap strategy since 2008. It’s currently the largest, actively managed ESG Mid Cap strategy in the US. Thank you.

Michael Younis:

Great and I’m Mike Younis. I’m a vice president and lead environmental and social analyst on the asset stewardship team for State Street Global Advisors. Our team is responsible for all proxy voting and engagement across strategies. I’ve been with State Street since 2015. And I’ve seen us transform and rebrand from the governance team to the asset stewardship team which is a testament that a lot of investors are no longer just focusing on that Big G but that ENS is as equally as important, I know that that’s a topic of today. So, I think it’ll be a great discussion.

Lyndon Park:

Great, thank you. Let’s dive deeper into macro developments on the regulatory front. And Betty, I would like to pose this question to you first and other panelists, please feel free to jump in. Obviously, a couple of months ago, SEC acting chair, Lee, released a statement articulating that the division of corporate financial enhances focus on climate-related disclosures in public company filings. And perhaps most surprising to the issue of community was that there is now a 22-member climate and ESG Task Force set up under the enforcement division of the SEC. Now, though specific actions are still unclear, and the SEC hasn’t yet been as prescriptive. What can issuers expect? And obviously, there’s a clear focus on liability as a driving factor here. So, what can you advise the issuers in the audience today?

Betty Huber:

Yeah, Lyndon, I think there’s no doubt that this SEC is an ESG SEC. The main topic that they’re focused on, and I guess in a second in a close second for Rich’s specs, but I’ll stick with ESG at the moment. And I think what issuers can expect is new requirements, they’re going to take some time to put together new disclosure requirements. In the meantime, I think the reason why this task force has been set up is to essentially regulate by enforcement. So, what issuers should expect now in the short term is making sure that their climate and ESG disclosures are accurate and not materially misleading and do not have material emissions. I totally expect that the Division of Corporation Finance will be taking a look at filings using data analytics tools, and doing random scrubs to see if any company’s filings appear inadequate. In the meantime, everyday things are changing.

Betty Huber:

We have Biden having a summit right now, declaring targets for the United States. Code spoke yesterday at the American Bar Association and said a whole lot of things, which can foretell for us with these disclosure requirements might look like. I think what we must recognize is that they’re going to tackle climate change first. So, I think the climate change requirements will be there. We can talk about what those might look like later on in this presentation. Europe just yesterday released a whole new set of regulations, which I’m still kind of digesting right now. But it seems to me... Last week, I would have said the US’s standards would look a little more like the international ones being set up by the International Financial Reporting Standards. But right now, I wonder if the European standards that were released yesterday might actually be the kind of model that the US will follow.

Lyndon Park:

But if we can follow up on that, I mean, we’re probably front-lining the conversation a little bit here. In this climate where there’s clear lack of standardization, what does that mean that SEC will focus on material omissions and material misstatements on company disclosures?

Betty Huber:

Yeah, that question that you could have asked last year. That’s the basics, right? What is material? And so that’s defined by Supreme Court precedent and essentially, what is material is what reasonable investor would view as important in buying companies stock or voting their proxy. And I think the question is this, if I can be so provocative is, has the reasonable investor’s view shifted since 1960 to today? So when I started 25 years ago, we would never have had this conversation. But now reasonable investors like the ones on our panel today, are very focused on these issues. 25 years ago, their shots might not have been. Materiality, while defined by case law can shift depending on what a reasonable investor cares about.

Lyndon Park:

Thank you. Now, I’m also curious to get the investors’ take on this and also to highlight the ESG enforcement task force. Also, heard some comments of investors ESG statements that they make public and how that contrasts with their actual proxy voting policies. Or how they integrate ESG into portfolio decision-making. Coming from the buy-side a little bit, one of the disconnects that I’ve located is the market’s perception of shareholder resolution and voting record. Translating in a very correlated manner to how investors are overseeing ESG. And obviously, there’s a lot of disconnected noise there. So just curious, how would you characterize the SEC’s position on the investors in the comment that came out? And is there a gap of understanding, in your view between SEC’s position on how investors are practicing ESG versus how you’re actually practicing stewardship? Mike, would you like to go first on that one?

Michael Younis:

Sure, I’ll kick it off. State Street Global Advisors as a global investor, we’re no stranger to regulators scrutinizing our voting record and our ESG policies. So the statement on this risk bulletin that the SEC put out at the beginning of the month, I don’t think we’re any stranger to that type of views that regulators have. I think it can be frustrating for investors many times when our voting records are scrutinized against our policies because those voting records don’t tell the whole story. We have a number of different voting policies, for example, on directors from tenure to diversity to poor governance structure. Any number of reasons we could be withholding from a director, you can’t really draw a conclusion by just looking at our voting record.

Michael Younis:

That’s how we interpreted some of the criticism that seemed to come out of the SEC’s findings. And on that market perception, I think we’ve also seen similar challenges there. I think climate change is a good example where our vote record has been scrutinized, the media can point to something like the climate action 100 plus votes last year. Those were all categorized as climate, yet when we looked at them, the majority of them were actually independent chair proposals and political process participation proposals. And so, we have voting policies on those topics and they are more on the governance side. We don’t really take into consideration the topic of climate change when analyzing them unless it’s in the results clause.

Michael Younis:

I think that categorization can be a challenge on what constitutes a climate proposal. Like we saw this year at their annual meeting, DTE Energy has a proposal that’s premised on Climate Change is a Sub-optimal Use of the Board and Management’s Resources. And so, if we support that proposal that has the word climate in it, are we good climate stewards? I’m not sure. I think that there needs to be more guidance on exactly what regulators in the markets are classifying and expecting from what constitutes ESG.

Lyndon Park:

Hillary, very curious, I mean before jumping over to the private side. You led for a number of years, your engagement and proxy voting activities of Willington. How do you feel about the statement of as an active manager having been through that stewardship process?

Hillary Flynn:

Yeah. Well, first of all, we think it’s great the SEC is stepping in. I think the ESG space has been dominated by other global regulators in the markets creating a ton of sustainable investment products and there needs to be integrity. I think right now investors and companies are filling the gap of policymakers and no consistent with SFDR goals, right? The European regulation, better fund level disclosure is going to create more competence, really in the same way that we’re encouraging work consistent issuer disclosure, because this is going to help investors make better more informed investment decisions. I think the legal items that he brought it up today or in our conversation yesterday, but the legal issues need to be considered just in terms of the Safe Harbor and some of this data is forward-looking. It’s different from historical data, and we need to find a way to protect companies. But again, I guess I just need to say we welcome the SEC’s involvement and focus on these topics.

Hillary Flynn:

I guess the one thing is, we do think the SEC should consider stewardship more broadly. And then it obviously includes our voting records, but it also includes our engagement efforts, right? We’re, an active manager so we are heavily engaged with our portfolio companies. We’re very much aligned with our success. In this broader definition of stewardship, how some of the global stewardship codes have been approaching this, we’re already doing this in the way that we report engagement outcomes, right? And how they impact investment decisions. We have a very detailed engagement tracker that we use. And every time we engage with a company, we’ll mention which specific ESG topics we discussed and what recommendations we made. And then we follow up to see if any progress is made. So I think more transparency, but all of that I think should be used in conjunction with assessing investors voting records.

Lyndon Park:

Yeah. Thank you. And Lori, just curious, you are a portfolio manager of a fund that’s been integrating ESG for decades, right? So what does this mean to you as a manager and how do you interpret this SEC comment?

Lori Keith:

Sure. I mean, I’d echo some of what Hillary said in terms of our approach. And really, I would say being very involved in from a proxy voting, but also engaging with our companies and having significant dialogue as to areas that could be enhanced. I think it’s not a surprise when you have 17 trillion in assets under management that are in some type of sustainable strategies. And obviously, there’s been a lot of discussion out there around greenwashing. And so, I think the burden is going to be on funds and company investment firms to really say what they’re doing is accurate. And there’s going to be a higher bar going forward. Certainly, if funds are saying that ESG adds alpha-beta process, they’re going to have to show documentation. They are going to have to show examples. How’s that process helping them then to beat their benchmarks? I think it will help to create more transparency, which is quite valuable for the shareholders.

Lyndon Park:

Thank you, Lori. Betty, Hillary mentioned that important concept in terms of expansion of safe harbor. Can you elaborate what this might look like in this current development of SEC enforcement?

Betty Huber:

Yeah, I’m really happy that Hillary mentioned that. It seems to me that the issuer and investor community have at least new, and both thrown some support behind this idea. So, a safe harbor, there exists one right now for forward-looking statements, whether it’s climate or relates to taxes or something. But climate change disclosures are so particular. So let me give a couple of examples to illustrate this point. The two types of disclosures that we may need to disclose as issuers are two. One would be climate emissions, right? Scope one, scope two, and possibly scope three emissions. And then also climate scenario analysis all are TCFD. So taking scope three emissions, let’s just say that companies need to disclose those. So much of that emissions data is based on customers and third-party data.

Betty Huber:

So if you’re going to disclose that, it’s not your own and so, are you taking as an issuer responsibility for third-party data that might actually be false and misleading. But if you’re being forced to disclose that, you’re taking on some risk. That’s a little cut and dried for some companies, tech companies, it might be a little easier. For other companies scope three, like for banks, or even State Street, much more complicated, right? You’ve got private companies that don’t even disclose, what are you going to do? You can disclose your data gaps, but are those data gaps alone false or misleading in a material omission? Do you see how complicated this gets? So do you need a specific safe harbor for climate change? Now I’ll go to scenario analysis. If you’re basing that on IEA, or some other third party, what’s all that data? You’re going to have to adopt those analyses and make them your own. That’s a lot of risk. Right?

Betty Huber:

That’s two illustrations of why I think safe harbors are so important, because those two types of disclosures that I’ve just talked about, I think a lot of investors are asking for. I’m not saying that they need to be in SEC filings, that I’m not giving up at the moment. But that disclosures out there, I’ve helped plenty of clients, including supermajors oil, super majors put this together. They’re not right now in SEC filings but once they are, you get that whole world of liability on you.

Lyndon Park:

Thanks, Betty. Let’s move to the topic of standardization. There may be coming our way especially with continental confirmation of Gary Gensler as chair, seems that there is real potential that with the new SEC competition, there could be a movement to adopt a set of common ESG metrics. For us, that’s kind of a novel concept in the US, right? Because ESG disclosure, another framework was really driven through investor-focused private loitering if I can call it that. What would that process look like driven by the SEC when investors are currently coalescing around SASB, and as you mentioned, TCFD for climate-related? Let me go directly to you first, Betty, and then investors to comment on reading the tea leaves a little bit.

Betty Huber:

Sure. Yeah, I’ll be brief, because I really want to hear what the investors have to say. That’s going to be very difficult. This topic alone of climate change is so difficult. I don’t even think like issuers, they’re not monoliths. I don’t think investors are monolithic, I don’t think that they all are looking for the same thing. So it’s going to be very hard to figure out domestically, what is important, let alone globally and internationally. But I mentioned TCFD for a reason. I do think like a lot of companies, countries, stakeholders are converging behind that. And so, I think issuers do need to look very hard at TCFD and we can get into what those pillars are. But I covered the two most important ones, which are the metrics and the scenario analysis. And I can’t wait to hear from Rich because his company is exactly going to help the issuers disclose the scope three emissions properly and meet their targets, which is part of TCFD. So I’d like to turn it over to the investors and see what they think.

Hillary Flynn:

I’ll start. Like many investors, given our focus on materiality, you certainly embrace that the TCFD standards that help companies communicate to their investors, better quality information. But as we know, these frameworks are not mandated by regulators and so the adoption has certainly been mixed and pretty inconsistent. And that just means as investors, we don’t really have the information that we need to appropriately consider ESG risks and opportunities and be able to compare them consistently across securities. We’re definitely supportive of more universally adopted standards, I think it’s going to be difficult.

Hillary Flynn:

I think the SEC can leverage a lot of the great work that’s already been done by some of the standard setters that are being adopted currently. And I mentioned and SASB and TCFD. But we do think that there’s merit to combining a principles-based qualitative disclosure along with more standardized quantitative disclosure metrics. And then just I guess, touching on that other topic that we mentioned earlier, in terms of there also has to be a way for companies to address and communicate the material issues that they anticipate in the future. And as much as we were very supportive of this, and we’re looking forward to the SEC doing work on this, I think it may take a bit because this is complicated and our horn, hasn’t [inaudible 00:21:45]

Lyndon Park:

Mike, what was what are your views? I mean, you guys have planted a flag pretty firmly on SASB and TCDF too, right?

Michael Younis:

That’s right. I mean, I think we have to acknowledge that the state of ESG data could be better. And would ESG mandate for disclosure improve that state? I would argue, yes. That being said, a lot of progress has been made. There’s trillions of dollars of assets under management that was supporting TSFD and SASB including states create. The SEC’s mandate is essentially to help investors make more informed decisions. A lot of investors have already backed these. So I think that there’s at least a good starting point. And I think it’s also these frameworks themselves, whether it’s [inaudible 00:22:39], TCFD, CDP, GRI, they’re all starting to work together to try to find the commonality and disclosure. I don’t know if we need another type of disclosure framework. I think what’s out there is what investors have signaled that they want at least as a starting point. And then companies to choose what works well for them.

Michael Younis:

And then also, we have to applaud our issuers, there’s been really exponential growth of disclosure against these frameworks. It’s quite impressive compared to progress we’ve made on issues in the past. I think it’s important to consider that and the momentum there. And further could there be an organic solution to this? And I think an example is, Steve Stuart, along with many other investors are asking for things like board-level diversity disclosure. And now we see in the NASDAQ and exchanges start to consider listing rules to essentially... We already have gender diversity. Is a listing requirement for ethnic diversity next? That happened organically without regulators. And I think investors are getting what they want, and companies acknowledge that this type of information could be important to share with the public.

Lyndon Park:

Thank you. Lori, from Parnassus’s perspective, we’d love your comments in terms of what this standardization scenario may or may not look like. It’d be interesting to play a little bit of a fantasy baseball, right? This arose from my conversation with Betty. What we’re hearing from you guys to investors is that there’s clearly... Level of ESG data ranges from poor, to non-existent, to immaterial, to good, to very good. There’s just, it’s all over the map, right? And given this kind of climate, what would investors like the SEC to require registrants to disclose that can actually be helpful to the investment process?

Lori Keith:

I mean, it’s a great question. I think some of it has already been said, at least from our perspective. We’ve certainly been encouraging our companies to really adopt these frameworks as they think about reporting. So GRI are at the top really in terms of a framework that’s focused on comprehensive materiality but also layering in SASB, TCFD reporting to CBP. Those are important as well. And then specific metrics as well that we’ve also been pushing our companies to provide more disclosure. Or things like EEO-1 data that they’re already disclosing. To then begin to disclose that to shareholders is very important for us, to be able to assess across companies and even within specific companies. Where is there representation gaps perhaps, for diversity or gender, in various roles within the organization? There are a number of key metrics that we could go into, but certainly, I think getting to more consistency of disclosure would be extremely helpful. And as it relates to the climate-related data, obviously, there’s some companies that are very good about reporting scope, one, two, and three and even science-based targets. And then other companies that don’t have anything. So, getting to that base level of consistency will be extremely helpful going forward. That is something we definitely support.

Michael Younis:

I second, Lori, I think that the areas that she highlighted are aligned with our views if we wanted... We like this SASB approach. We think there are issues that are material on a sector-by-sector basis. But some issues are systemic, and all companies should consider disclosing against it. I think the two great starting areas are climate, and then racial diversity and in broad diversity.

Lyndon Park:

Hillary, anything to add, like Willington-specific in terms of what you would like the SEC to require in terms of information disclosed?

Hillary Flynn:

I think we covered it, I think one of my colleagues actually was on a panel with the SEC just on this very topic. Again, I think that we’re really supportive of them leveraging a lot of the work that’s already been done. And I’d echo what everyone else just said, but I think it’s just more of the inconsistency. There’s so many times that we’ll ask portfolio companies to disclose specific KPIs or data that is in these frameworks. And it would be a lot easier if everyone was doing it and we have some kind of consistency and comparability. And right now, we just don’t have it. And I agree that I said earlier, the last thing we need is another framework. I guess if we can combine frameworks or just come up with one that pulls from all the ones that we’re currently using. I think that that would be ideal.

Lyndon Park:

Thanks, Hillary. Rich, I hate to put a spotlight on the only issue here. And let’s dive deep into a micro aspect of it. This is indeed a very interesting time for ESG focus company like you. Origin Materials become publicly listed through the SPAC process. I mean, tell us a little bit about your business model in light of the macro, right? You were talking about recent push by the both Biden administration and investors pushing for Net-Zero transition, but also, more importantly and as importantly, how are you making sense of this kind of fast-developing ESG landscape in the public markets?

Rich Riley:

Sure, well, we’re really in the Net-Zero business. So we’re helping companies meet their Net-Zero goals. And so those are the conversations that we have all day with customers. And we do it by providing carbon-negative materials and importantly, a pricing that’s highly competitive with the petroleum-based materials they’re used to buying. And with materials that are chemically identical to the petroleum materials they’re used to buying. That helps customers have near-zero switching costs and don’t have to change products, equipments, or anything else.

Rich Riley:

We’re trying to make it very easy for our customers to make the transition and decarbonize and they’ve set aggressive goals, and they’re very eager to do it. And with respect to the landscape, we think we’ve really reached a tipping point across both government and corporate commitments to achieving net-zero. And we can really feel that in terms of the strong demand for our materials. Public market investors also seem to be increasingly focused on ESG as a core investment thesis. Many have even pledged to get their own portfolios to net-zero. And in that focus comes across in most of our investor meetings.

Lyndon Park:

Rich, if I may follow up. I mean, and this is like a rude question, right? I mean, how do your materials differ from other sustainable materials solutions? I mean, there have been a number of competitors in the marketplace. So if your goal is to help clients accelerate the switch to net-zero, how are you different from other companies?

Rich Riley:

Yeah, well, the big difference is that we’re competitively priced with petroleum-based materials and that we address these trillion dollars of materials that it has to make this transition from fossil-based materials to sustainable winds. A lot of biomaterials companies, over the years have been priced at really high premiums which in many cases can work fine. But we’re really priced competitively with what customers are used to buying at scale. And then secondly, as I mentioned, we’re producing an identical material, so it drops straight in. It’s hard for a customer if this biomaterial requires you to change your products, change your packaging lines, change your equipment, and all that kind of stuff. That’s a key differentiator. But I will say this is such an enormous problem and challenge that we’re going to need lots of companies attacking lots of different parts of it. And so, we’re cheering on everyone who’s trying to help in the net-zero approach, because it is a big challenge.

Lyndon Park:

Thank you. Hillary, ever since you moved over to this private side, I’m always curious how at Wellington, how you lead in terms of evaluating private companies’ ESG profile. Obviously, there’s the absence of usual ESG ratings, for example, for a company like origin materials, right? Then how do you factor in ESG into your investment decision working with your deal teams, evaluating late-stage private company targets that are preparing to go public?

Hillary Flynn:

Yeah, so the same ESG frameworks very much apply on the private side. But as you point out the data certainly isn’t as readily available. That just means we need to dig in a lot more one-on-one through company engagement. And this year, we’re asking your credit portfolio companies to provide us with ESG data, the specific ESG KPIs we’re tracking, they vary across funds. So our tech heavy funds are more focused on potentially social and governance metrics. Obviously, a planet fund will have more environmental KPIs that we’re tracking. But there’s certainly a lot more education needed on the private side. And that’s been something that’s been really interesting that I’ve noticed. Now, we’re trying to get some of our private portfolio companies to understand that ESG matters in the private space, for the very same reasons that it matters in the public markets.

Hillary Flynn:

We believe that stronger ESG practices at portfolio companies can translate obviously to better returns. We believe it can translate into broader access to capital and it can help create stronger brands. I think sometimes just making sure we get that message across is really important. And that’s your question you think incorporating ESG research, in our private investment processes is really going to have two impacts. So simple One is that we’re going to make better investment decisions. Because better understanding potential ESG risks and opportunities earlier will lead to more informed decisions. But two, we can be better partners for our portfolio companies.

Hillary Flynn:

I think one of Wellington’s competitive advantages and the reason we get access to high-quality deals in the private side is our in-depth consultation work with portfolio companies. Management teams and boards really seek out on ESG best practices, because they know that when a company goes public today there’s a lot more scrutiny on the organization’s practices. And so, we feel like a stronger ESG profile can translate into better reception from public markets, potentially creating better valuations at the IPO and beyond. And obviously, we’re a long-term active manager, so as investors, we’re very much aligned with our company’s success. We really think about it from a performance perspective, how can we better position our portfolio companies so that they’re going to be best positioned from an ESG perspective when they do go public?

Lyndon Park:

Thanks, Hillary, just segue-waying, from that comment that you have this partnership approach with your portfolio companies, I’m curious to hear from Lori because I know at Parnassus you guys have a very collaborative engagement approach based on ESG. So, question I’ll ask Lori first, is if you can also describe the model by which you start engaging with companies on ESG how you identify potential investment thesis and ideas and companies. And two, I think, the question for the wider group too. I mean, we all know specs, recent IPOs, they usually have governance structures to protect them against kind of short-term ifs and hostile threats so they can start building and operating and create value for the shareholders.

Lyndon Park:

What are your expectations in terms of governance? How should they think about evolving some of those structures? I know we have some new public companies and private companies in the audience. If you can share with us that expectation, that’d be great. So, Lori, first?

Lori Keith:

Sure. I mean, just commenting on our process and how we think about engaging with companies. I think it’s first firstly important to provide some context in terms of, before we engage with a company, we’re doing a significant amount of work upfront, as we look at a company’s fundamentals but also their ESG profile. Ultimately, we’re trying to get to a collection of very high-quality companies. Typically, run about 45 stocks and the portfolio of the Mid-Cap Strategy, which is just under some .8 billion. You can see, we have significant ownership at the companies that we’re investing in. But ultimately, we recognize that no company is perfect either. While we’re doing a lot of upfront work, engaging, speaking with a company, looking at third-party research, doing our own assessment, we recognize that there’s always areas to be enhanced.

Lori Keith:

And even though we’re getting to that portfolio of these best-in-class companies, one of the first things we do is we’ll send the company a letter and say, “Here’s some things we think you’re doing really well, here’s a few things that we think can be enhanced.” And so, we’ll start that dialogue. We’re not activists, but we do consider ourselves long-term partners to the company as we’re underwriting our positions generally. At least three years, although often holding stocks upwards of a decade. And so, we’ll start that process of having a dialogue with specifically areas that can be enhanced. As an example, over the last couple of years, we’ve been involved with a lot of smaller companies, many of whom did not have even a sustainability report. And yet, we were able to discern and recognize that there were a lot of great things happening within these companies, they just weren’t communicating that merely to investors. And so we started a dialogue.

Lori Keith:

Since then, companies like CoreLogic and Cadence, two companies in my portfolio have begun to report not only their sustainability report, but now on their further iterations, and really thinking about goals and setting out quantifiable targets. Which is really starting to add significant value and integrating that into the corporate strategy. I mean, those are the type of engagements that we’ll work on. We’ll work on some more broadly, thematic engagements as well. But specifically, we’ve seen a lot of value in having this dialogue with our companies.

Lori Keith:

And as it relates to stocks, we don’t specifically target those companies. But at the same time, I would say, our standards for looking at ESG, we’re looking at these companies that are doing an exceptional job would still apply regardless of what size of company you’re at today. We recognize that it is a journey. And while large-cap companies are going to have a much more robust disclosure reporting mechanism, we do look for those companies that if they don’t have it today are clearly committed to improving those practices.

Lyndon Park:

Hillary and Mike, how should new public companies think about evolving their governance structures? Obviously, it’s very easy to get into the end game of pleasing ISS. Right. But beyond that, what are your expectations for these new companies that clearly do need some natural defenses in the initial years? If you can articulate that for our audience, that would be great.

Hillary Flynn:

Yeah, so kind of to what Lori said is that we definitely understand that this is a journey. And so I actually just put out a white paper really aimed at private companies with corporate governance best practices in the public markets. So educating of... This is what will be expected of you over time. It’s okay if you’re not there today, but let’s think about maybe how you’re going to take some steps to get there. I think that’s really the message that we’re trying to convey. As an example, dual class share structures. It’s something that we don’t love on the public side. It’s hard for us to sometimes invest and come up with a lot of clients that don’t want to invest it in companies that IPO the dual class share structure. A lot of us it’s communicating, okay, well, if you want to have that dual class share structure, let’s talk about a sunset provision.

Hillary Flynn:

Talk about when you plan to evolve to one share one vote in what’s the appropriate timeframe? If you’re going to have a dual class share structure, do you really need a classified board? And let’s think through the word composition and independence. Again, it’s trying to think of compromises. Understanding that for some of these companies, it is important for the CEO or founder to maintain control for a certain number of years to accomplish what he or she aimed to do. But again, it’s kind of setting the company up for that evolution, and that maturity, of getting to what best practice might look like. And again, it’s not a one-size-fits-all.

Hillary Flynn:

We very much take every company on a case-by-case basis. But again, a lot of this is education. I think the one thing that I’ve struggled with in my new role is, and Betty don’t take this the wrong way. But this is sometimes the lawyers and the investment bankers that are in the process. It seems to us sometimes that they have a playbook. And they tell every private company to do the same thing. And these are the practices that you should put in place. We as shareholder may have a different view. And again, we feel that we’re going to be a shareholder over time over the long term. So for us, it’s about taking that broader perspective and let’s try to create the foundation to set this company up for long term success. So I think that’s just my own personal struggle of making sure our voice is heard.

Lyndon Park:

Lyndon: Mike, I see you’re raring to go.

Michael Younis:

I like Hillary suggestion on the sunset provisions, I think that get back gives investors a nice runway where we can be patient, we can be partners, if you choose to declassify the board or dissolve a dual class structure, those can really buy time in terms of us working together. I think if you’re not ready for even a sunset provision, then just starting the engagement is important. Be sure to reach out with your major investors initially, because after a couple years of being public, we’re saying that, “Oh, we didn’t know our investors won annual election of directors or majority voting rights.” That’s not acceptable answer, we know that a lot of our voting guidelines are out there, you should be meeting with a bulk of your investors just to hear their views. I’m sure they aren’t going to be consistent all the time. But there’s some fundamentals of governance, I think a lot of US investors have at least coalesced around.

Michael Younis:

And then further, I think educating the board to be really powerful and having the board be able to explain why the governance structure is important. That also goes for the EMS side, if you’re not ready to put out certain reporting, having a board member that’s conversing on a particular sustainability related topic. At least we know internally there’s leadership from the top, we get comfort that while ignite might not be disclosed, that the risk is being managed.

Lyndon Park:

Thank you, Mike. Rich, let me come back to you. Before you went through this back process, you never probably contemplated these crazy acronyms, alphabet soups out there SASB, the TCFD. And now you’re thinking about other areas of focus. I mean, clearly this is where the benefit of the private company audience members here. In terms of figuring out what your key areas and topics are for ESG. I mean, clearly, everyone knows the business model that you’re operating under. You help companies decarbonize transition to NetZero, that’s very evident and clear. How do you also think about key ESG areas for you that are relevant? And what are your plans to roll out in terms of disclosure and engagement, as he talked to Wellington State Street and Parnassus of the world?

Rich Riley:

Well, a few things come to mind. So we’re a mission driven company that with ESG at the core of that mission. So one focus is to educate people on the problem we’re trying to solve, which is climate change. And that, well, 50% of emissions are from power and transport, the other half comes from the products that are made, and spreading that word and educating people on that important aspect of ESG. I would say, transparency also is really important to us and our customers, we feel like if we’re going to help our customers with their ESG goals. We have to lead by example, and be at the cutting edge of transparency.

Rich Riley:

So for example, our third-party ISO compliant carbon analysis is posted on our website, which probably an unusual thing to do but I think transparency is really important here. I would also say governance, and one of the many benefits to us of merging with the SPAC is the experience they bring in terms of large public company board and governance issues. And with their guidance, we’ve already been able to put together an incredibly experienced and diverse board that will help guide us through the many issues that we’ll face as a public company. And so that happened, I think, much faster and much more successfully than what is a sort of just a private company trying to put together something like that.

Rich Riley:

And then I would say just where we think about it as a team is really living it. And so in every decision we make, trying to make it as environmentally friendly as we can continue innovating, pushing ourselves to always be finding ways to improve across the broader ESG context. So we don’t look at this as some sort of bare minimum test that we need to hit, we look at it as we want to actually be helping be a thought leader, lead by example, and help our customers meet these goals. And to do that we’ve got to hold ourselves to an incredibly high standard.

Lyndon Park:

Thank you. Now, I just want to cast the equally harsh spotlight on the investors. State Street, you guys put out 2021 priorities, Wellington, you guys have meaningful disclosures on your priorities as an asset. Let’s kind of go down the list and go in alphabet order. Hillary, you kind of outlined sort of the private investment side of how ESG is embedded. And clearly, it’s not there yet in terms of using ESG to identify target investments. So in front of kind of impact et cetera. But how the market sort of perceive the role of ESG in the private investment side? And I think, given that you’ve done ESG on the public side, it must signal that ESG is going to come into more prominence in terms of how Wellington is going to invest in private companies.

Hillary Flynn:

Yes. So as we talked about, I obviously helped lead the assessment of our public portfolio companies on ESG factors. But in my new role on the private side, I would say our philosophy is very similar. It’s my job to help the team integrate ESG in a more formal systematic way. It very much leveraging Wellington’s public market experience, and our deep ESG expertise to really help minimize risk and maximize returns for LPs. So I touched on this a little bit earlier, but I kind of think about integrating ESG on the private side throughout the lifecycle of the investment. So focusing on the three stages of due diligence, post investment monitoring, and engagement.

Hillary Flynn:

And then finally, the pre-IPO ESG readiness, you kind of touched on. So happy to walk through each of these a little bit more, just in terms of due diligence, really leveraging our broader ESG teams industry framework. So we actually came up with these frameworks before SASB had even sort of come out with theirs. And they’re very much aligned not exactly the same. But we worked really closely with each of our credit analysts and global industry analysts or equity analysts to come up with these ESG frameworks. So what are the most material issues? What are the metrics we should look at to track performance against those issues.

Hillary Flynn:

And we’re really integrating ESG questions and data requests in our initial conversations with private companies. We’ve also added an explicit ESG consideration sections, we’re investment memo on the private side. So we’re actually documenting ESG risks and opportunities for every new deal on the private side. And then less investment, we’re just consistently engaging with our companies. And then we’re just starting now to collect data and monitor company performance. Obviously, this is the first year we’re going to be collecting data. So it’s a little bit of level setting. And then we’ll have to sort of be tracking progress over time, we’re investing in a new tech tool that’s allowing us to collect and aggregate and analyze the data across the fund.

Hillary Flynn:

But I think what’s important is that we’re actually sharing this data, our goal is to share this data with portfolio companies, so that they can keep track of their own progress, and also how they stack up. And then that data is also going to fit into ESG roadmaps that we’re creating for portfolio companies. So the idea is to help companies think about what are sort of our short, medium long term areas for improvement, or where we think they can sort of make tweaks to sort of stay up to speed relative to the market on certain ESG disclosure topics.

Hillary Flynn:

And then the last part really is helping [inaudible 00:48:28] IPO. I just mentioned that ESG roadmap that we’re doing and part of that is actually comparing company’s ESG profile relative to its public company peers. And really, we’re just want to be a general resource for companies on what are the ESG expectations in the public market. As we can see, they’re rapidly evolving and increasing. So even just educating our companies on third-party ESG ratings agencies and proxy advisors and global regulatory requirements.

Hillary Flynn:

There’s a lot going on, that we’re trying to help share our knowledge. I mentioned before a white paper on governance have created ESG content series for private companies religiously to provide guidance on various topics. And it was interesting that Rich mentioned the evolution of this board. That’s also a real area of focus for us. So we’re actually working with our portfolio companies to help them with their board evolution, helping them sort of identify diverse candidates for their board, helping them think through board matrices in terms of what are the skills that you have today in terms of skill sets and perspectives and areas of expertise? And what might that look like over time? So three, five years from now, what do you think you might need on your board and how should we start planning for that today? That’s really how we’re thinking about it. As we know it’s rapidly evolving. So it’s a super exciting role to be in.

Lyndon Park:

Thank you, Hillary. Lori, if I may transition to sort of Parnassus approach, you kind of gave us a little bit of an outline, and you’ve long integrated ESG into your investment decision and strategies. In addition to kind of exclusionary strategies, how do you integrate ESG into your investment process and rather horrifyingly to many issuers? We’ve had a conversation that you actually use ESG to divest from companies, even when there were sound fundamentals, if you can kind of take us through the investment process and the steps, that’ll be very helpful for the audience.

Lori Keith:

Sure, so just first upfront, we do utilize exclusionary screens. So there is a small portion of the universe of roughly 1000 stocks that are excluded based on our perspectives. And those are companies that have revenue exposure to alcohol, tobacco, gambling, nuclear powered weapons, as well as fossil fuels. And that aligns really with the values of our investors. We also focus on ESG integration. So what that means for us is really looking at the materiality of the ESG factors for each of our companies, and ultimately assessing that relative to the quality of the company and then determining whether we want to proceed with an investment and then ultimately sizing that up in the portfolio.

Lori Keith:

But we have a very specific process in which we utilize to assess the ESG factors. And we also start, similar to Hillary we have sector frameworks that we utilize that we’ve created for each of our sectors that highlight here’s the most material risks that we see. And then we distill that down to what are those specific factors that could affect the company? What are the mitigating areas that can be done, and ultimately, for each company we compile what we call an ESG Risk Report which we will assign a rating for every company based on the materiality of the risks that we see as well as the reputational risk. And so companies that end up in what we consider to be a bottom quartile are companies that we will not proceed with an investment in.

Lori Keith:

Those are our proprietary ratings, but ultimately, it’s a process in which obviously companies in certain sectors, were going to focus in a more a healthcare company as an example, we’re going to really hone in on what are the metrics such as product recalls, and safety as well as access and affordability and the workplace that may be slightly different than what we emphasize in. For instance, IT company where the workforce, labor management and data security and privacy are all critical issues. So really that’s our investment process in terms of doing that initial assessment upfront.

Lori Keith:

Ultimately, we get down to a decision, those bottom quartile companies we will exclude and we do… People often ask me how do you incorporate third-party ratings, and we do look at that information. We use it as a source of input. Specifically, I know a lot of companies get a lot of survey fatigue, but the ones that we look at most frequently are MSCI Sansustainalytics, and Sustainalytics, being owned by Morningstar, for those in the audience that aren’t aware. Morningstar is rating now every funds based on the combination of companies in their portfolio rated by Sustainalytics.

Lori Keith:

That can lead up into that Morningstar globe rating that they assign. And so certainly, as an active Portfolio Manager, it’s something that we pay attention to. And if we were to go out buy a lot of bottom quartile companies or those that aren’t doing a great job on their ESG practices, that would ultimately hurt the rating that I’m assigned by Morningstar. So it is something to keep in mind. We don’t rely on those ratings. Of course, we do our own assessment. And as Lyndon said, the devils in the detail to really understand how companies are doing often given this lack of data disclosure. But I think it’s important to at least for companies to understand how are these third-party’s rating view? And what is that narrative that’s being communicated to the market.

Lori Keith:

So I think it’s extremely imperative for companies to be able to ultimately control that narrative and really put forth information that’s reflective of what they’re authentically doing. So if you’re doing a lot of great things, if you’re not sharing them it may manifest into a low rating, which for us we’re fortunate, I think many people on this panel that we have the opportunity to really dig in and do our own discernment of how companies are doing but frankly, a lot of new entrants in the field are relying more on ratings. So that is going to be more important for small companies to make sure that they understand how are they being perceived by these third-party ratings and even banks and credit rating companies are starting to incorporate this into their assessment. So it could ultimately affect your cost of capital as you want to grow. I think I’ll stop there, but unless I miss anything.

Lyndon Park:

We kind of had an interesting follow-up to this-

Lori Keith:

The divestment too, excuse me.

Lyndon Park:

In terms of, a common question I get from my clients is that why should I spend on UFC? Why do I have to pay for it? What’s the ROI? And from your perspective you’ve been fielding a lot of questions, whether ESG is inflationary in terms of costs, and how does it even help companies over long term? And would you like to share your perspective there?

Lori Keith:

I think certainly certain pockets of various, I think it really need to distill it down to different industries, different companies, and how they’ve really evolved in terms of mitigating and managing ESG factors. Certainly, some companies may indeed see some inflationary costs. So if you’ve been under paying your workers, obviously, there’s a lot of discussion around increasing the minimum wages, if you’re not really providing competitive work, compensation, those are costs that could rise. But I would also argue that companies are doing a really good job about managing their supply chain that I’ve thought about, what’s our transition risks? What’s our physical risk as it relates to climate change? How are we diversifying that? That so we can minimize disruption in the supply chain?

Lori Keith:

Certainly this year, we’re seeing a lot of inflation, a lot of that’s been to the base effects of the pandemic, but also all the supply chain outages. And so, certainly there’s an increase in commodity costs and lumber costs, we’re seeing that really across the board. We think companies that are really on the forefront of being proactive will be better able to manage, and also ultimately drive more efficiency and productivity. So I think it really does depend on the company in particular, how well they’ve been able to manage some of these ESG factors.

Lori Keith:

And then, the final point, I just want to make you asked me earlier divestment, we will divest from a stock as an active manager certainly, while we do a lot of homework upfront, and we will avoid companies that we think have significant risk or controversies. If something were to come up we will accept the position. And so, if a company has, and we’ve had a holding that had a very significant data breach, we didn’t feel that that was managed well. And certainly, as we had a dialogue with them during this process really weren’t being as transparent as we would have liked. So we did accept that position. And I think as an active manager that’s one of the benefits that we have, as being able to move aside as we see companies that are potentially experiencing significant risk that could affect the long term performance of that company.

Lyndon Park:

Thank you, Lori. And Mike, as a passive investor, obviously, you do wield kind of power, if you may call it that in terms of your proxy votes internally as a part of your engagement and your 2021 priorities very clearly articulate that you’re going to vote against bottom decile, R-factor and outliers. First of all, if you can explain what R-factor is to the audience members who may not be familiar, and second question is, when does this trickle down to smaller companies? Because you’re starting with larger cap companies. And I guess, both on the R-factor, you also have the similar kind of policy on your proxy voting in terms of racial and ethnic diversity disclosures. If you can take us through that, that’d be great.

Michael Younis:

Yeah, I’m happy to touch on both those areas. And so R-factor is SSGS proprietary ESG scoring system, it’s driven off of the Sustainability Accounting Standards Board, as well as local market governance expectations. So everything sort of in the R-factor expectations are out there in public. And so if you’re disclosing it’s as in theory, or R-factor score should be higher. It’s benchmarked against peers, as well. And so it does matter, if you’re in an industry that is really progressive about ESG reporting. It puts pressure on you to report them to that next level. And you’re absolutely right, that sort of thinking about those smaller companies that might not have the resources that larger companies do, they certainly might fall in R-factor screen. R-screen would target leading independent for the independent board leadership at a company whether it’s an independent chair or lead independent director.

Michael Younis:

And so there’s opportunities for us to work together and kind of hear you out. I think engagement is the first area that we could kind of connect on. I mentioned making sure that the board is conversing on ESG is important as well to that your disclosure might not be there, but the internal management’s there and then finally kind of a recommendation I would have to smaller companies speaking about R-factor, as well as companies that are going public is just in terms of the history of sustainability reporting. And if you think about it, a lot of investors probably could have done more asking our issuers for sustainability maybe a decade ago, a lot of the reporting sort of came out of your community or customers, other stakeholders wanting that type of information.

Michael Younis:

And so those really long 90 page sustainability reports with a lot of nice pictures. The target of those efforts was often other stakeholders, with SASB, and TCFD, the audience there that weighed in was on asset managers. And so that’s really the information that we’re interested in and just because historically a lot of companies have evolved from discussing sustainability in terms of how much money they give to charity to the sustainability report and now more recently to these sort of ESG reports, you don’t have to go through that process, you can skip the step and give us like a PDF, one or two pager of, here’s our alignment with SASB, here’s our alignment with TCFD.

Michael Younis:

A lot of the data providers we were talking about use data scraping, including State Street, so we’ll find that information. It doesn’t need to be in this sort of qualitative narrative driven report, if you just provide us the data that will help boost your score without sort of the effort of publishing a really resource intense sustainability reporting strategy. And so that’s something to consider. And I know it’s sort of moving on from the sustainability side more onto the S side with the question you had regarding our latest diversity policy. We’re calling it our expanded diversity policy. And it covers three main areas. The first is this year 2021, we have the ability to withhold from the chair of non-Gov committees in both FTSE 100 and then S&P 500 companies that aren’t disclosing board level diversity.

Michael Younis:

And so we’ve discussed, we’ve had gender diversity for a while. We’re interested in other forms of diversity, ethnic diversity in particular. I think the way in the past this disclosure has evolved, I call it the wheel. It says five of our 10 directors are diverse, and it kind of lumps in gender diversity and ethnic diversity together, we want that broken out. And so that’s our expectation this year. Next year, we have two additional voting policies that will take effect. One is on just S&P 500 companies. And it’s asking for EEO-1 data. And that policy will target comp committee chairs because we see that more of a workforce succession planning type of issue, looking at the pipeline.

Michael Younis:

And then the other policies targeted both at S&P 500 and FTSE 100 companies, non Gov Chair of companies that do not have an underrepresented community member on the board. Again, I think that folks will be familiar with our fearless squirrel efforts in the past, this is sort of the next evolution there. And the engagement, I’d say the conversations that we’ve had driven off of this is essentially much like State Street a publicly traded company. I don’t think anyone’s really where they want to be in terms of diversity. I think we’re all kind of on the shared journey towards better disclosure, and then better representation throughout the workforce up to the board level.

Hillary Flynn:

Sorry, I wanted to jump in there, because I just was thinking about something. We’re taking a similar approach at Wellington in terms of asking for board level diversity disclosure. But back to one of your original questions about sort of the gap sometimes looking at voting records. And in just thinking about stewardship. There was actually an email debate and internally at Wellington yesterday, because we were recommended, someone from the ESG team was recommending we withhold our votes or vote against the non Gov chair at one of our portfolio company boards, because they weren’t an S&P 500 company, and they don’t disclose board level diversity data, which again, we had sent out a targeted letter asking on this. But ironically, they were then recommending we vote against the one diverse member of the board.

Hillary Flynn:

So you suddenly get into... the portfolio managers are kind of arguable, does this make sense, and sort of the policy has the right intention, but is the execution of the policy actually going to send the right message? And how do we communicate to this company? And so it ends up leading to a lot of debate, a last minute engagement with the company. It ends up with a split vote between portfolio managers. So I’d use that as an example of sometimes. Again, the voting record doesn’t always tell the full story and there’s a lot of nuances and our policies have certain intentions, but in the end of the day, our stewardship efforts are much more than just our votes. It really includes our engagement with portfolio companies and making sure we’re communicating the true intention of the policies, as opposed to just using it as a blunt tool.

Lyndon Park:

Yeah, Hillary, thank you for that. And clearly, we can talk until next year’s birthday, you guys are not shy, I know. But we must dive into some of the Q&A received. This will be like a speed round, and we’ll try to get to as many as possible. Clearly, I’m going to conflate some questions, because clearly there is a level of anxiety around ESG ratings. One question has to do with MSCI Sustainalytics, S&P could have very divergent ratings on same companies. And is there a move afoot to align their methodologies and in a related manner, is kind of related to our conversation on SEC. If you believe that it’s necessary for a broadly unified simple ESG rating methodology. Before SEC or institutional investors, investors can transparently use ESG as criteria. I would love to get a ton of comments, whoever jumps in first. I think Mike, I would like to start with you, because you had a pretty pronounced view in terms of probably ESG rating season, how that works in industry.

Michael Younis:

Yeah, this is something that we’re struggling with. And we acknowledge one, it’s a lot of work for companies, there’s a lot of different disclosure regimes expected to fill out. I think one of the things that we’re concerned with is that the ratings, and we have our own proprietary rating system, we know it’s not perfect. And what we don’t want is, it seems like a lot of these rating agencies are starting to move towards a model where they also have consulting businesses and in business segments, and we don’t want it to be, you got a bad score, we’re not transparent on how that score is derived. But if you hire us we can look at your sustainability reporting, then all of a sudden, you’re an A, or 100, or whatever it is.

Michael Younis:

I think it’s on investors right now to really push a framework that we can adopt, I think in the US, we did a good job with governance, with the investor stewardship group where we found the commonality in governance principles that just worked well for many investors. I think we need to do that with sustainability. It seems like the frameworks like SASB, and GRI, and TCFD, have heard that and they’re starting to come together. And so I think it’s promising. This is also an area that regulation can help with, if everyone’s disclosing the same thing. And we’re not relying on third-party ratings. I mean, that could be beneficial as well. But I think we’re hoping that these frameworks kind of work together with investors to identify the 10 metrics that work well for a company or a specific industry.

Lyndon Park:

Lori, do you have comments on the ratings?

Lori Keith:

I just have a quick comment in terms of the coefficient correlation, you’re absolutely correct in the sense that the ratings are not consistent. We’ve done our own assessment, it looks like it’s about point four in terms of the overlap and rating. So I concur with Mike, I think that more standardization, consistency of frameworks utilized will lead to better data, because I think what’s lacking is significant data gaps that’s being provided to these ratings. And so there’s really that lack of disclosure that’s creating, I think in many cases ratings that don’t necessarily reflect what’s happening at the companies. And so, again I would reiterate my position that it’s really important for companies themselves to be forthcoming and providing information and some of these areas of disclosure that we’ve talked about on this call, as that can really obviously help those companies to improve not only communications with their investors, but other constituents too.

Lori Keith:

I mean, certainly employees, another constituent hat’s very interested in understanding company’s sustainability story, consumers. Those are all extremely important constituents that I think are increasingly looking at how is this company position relative to corporate purpose and their ESG story, and companies that can get out in front of that can really I think gain an edge with those constituents.

Lyndon Park:

Thank you, Lori. Oh, Hillary, please go on.

Hillary Flynn:

I was just going to add really briefly, but I agree with both Mike and Lori, the one thing I was going to mention is that, we do have a number of clients that do rely on these ratings, and sometimes that can lead to difficult conversations, and again, just one example this week, one of our ESG analysts had a company because again, we have our own internal ratings. Because we don’t always agree with the external ratings, and he had upgraded the ESG rating for one of our portfolio companies, yet the MSCI Sustainalytics of the world had not. It still had a very negative rating company. In the end, one of our clients was really pushing back on the portfolio manager, and the portfolio manager said, “Well, my ESG analyst has a much more favorable rating and here’s why.” And in the client can say, “Well, when are the third-party providers going to upgrade it?”

Hillary Flynn:

We can’t control them. And if anything, we think that’s part of our edge, is that we engage with the company, we have our own material audit framework. And so if we actually can identify that improvement earlier that is an opportunity for us, and interestingly, just this week, but the ratings provider was caught up, and again, it was six months later, but it was one of those things where that portfolio manager had to sort of defend his position in the company, because these third-party ratings agencies do last often with their ratings.

Lyndon Park:

Thank you. We have an interesting question. And this sort of environment where there is also kind of conversation that is rife with kind of claims of greenwashing. Obviously, a lot of large companies are engaged in a purchase of credits. There’s carbon offsets, and the question has to do with, does it matter if NetZero is coming for purchase of credit and market or through reengineering of processes? There are claims that do buy carbon offsets really help decarbonization as much you decarbonize, decarbonizing your own company. We’d love to kind of get Betty and Rich’s take on perspectives on this, and obviously, the investors to jump in.

Betty Huber:

Yeah, I can start if Richard doesn’t mind. Right now, there’s a real effort to legitimize the carbon offset market. So Mark Carney who kind of started TCFD starting a zone kind of taskforce on carbon offsets to make them legitimate, to have a process in place, have governance around it. So I think that there’s no way to get to NetZero without offsets. And then I’ll have the expert, Rich, speak to that. But overall, I’m a fan of offsets. I think they’re necessary now, maybe not in 2050. But for now, absolutely.

Rich Riley:

Yeah, I think a few things. One is that, carbon is going to be priced it seems, and it’s already trading in Europe. There’s numbers being thrown around in the US. And we see companies who have certain internal prices of carbon. And so it’s been factored into sort of the core math of the businesses. We talk to potential customers, potential customers that range from seeing carbon credits as sort of a short term way to make a big impact, but not something they want to be dependent on long term, we’ve seen some companies that really want to solve the problem without carbon credits.

Rich Riley:

So I think they’re going to certainly be part of the mix. And they’re certainly standardizing but a lot of companies especially when they internally price carbon and look at things like carbon taxes, do want to do the work to try to fundamentally remove the emissions from their own footprint. And then I think supplement that with carbon credits is probably the most normal thing we see.

Betty Huber:

Investors, any views?

Michael Younis:

I can speak from a strategy both internally, as someone who sits on a committee at a publicly traded company and State Street Corporation, we’ve gone through a really interesting journey, we’ve been carbon neutral for some time, sort of what that means has evolved. When I started at State Street, we were carbon neutral via offsets. Then we did the science-based offsets approach where you get the offsets in the market where you’re actually generating the emissions. And now we’re investigating the kind of true NetZero, which is our operations will be directly powered by renewable energy. And that’s sort of been driven by a few things. One, I think the goalposts have been moved. I think that the issue advocates are more interested in sort of taking ownership and responsibility of your own emissions. So we hear that.

Michael Younis:

Likewise, it can help reduce risk. I know for the carbon offset this year, the carbon offset market was really expensive. I know a lot of folks have their budgets challenged because of just the economics of how it works. And so I think that that can just create inconsistency year over year if you’re trying to address the issue via the offset approach. And now speaking, as an asset manager, I think what’s going on in the oil and gas industry in Europe versus the US is really interesting. In Europe, essentially, we saw I think nearly all the oil and gas majors have made NetZero commitments. They expect to achieve this through investments in research of alternative technologies and also acquiring solar panel manufacturers and wind farms, and the light.

Michael Younis:

In the US, they’re kind of taking a different approach, where in Exxon just two days ago made a huge announcement for investments in carbon capture and storage. I think Occidental Petroleum has made that a viable... It’s not a huge part of their business, but they are able to make it commercially viable and have other companies by their essentially carbon capture technology. And so we’re not picking a winner there. I think that that will sort of how those two different examples manifest over time is going to be really telling on how companies choose to tackle this issue.

Lyndon Park:

Clearly, we’re running out of time, and we didn’t get to some questions. So if I can kind of force our panelists to kind of answer some of these questions via email, we’d appreciate it and we disseminate to audience members. We want to thank you for your participation today. Clearly, the message is, SEC are not EU taxonomy, we’re not these institutional investors as well as other asset managers. They’re practicing and living out of ESG through their stewardship activities. And as Mike mentioned, and Hilary and Lori, every issuer needs to articulate to them whether through engagement or short disclosure, how they’re aligning with some of these frameworks like SASB and TCFD. Rich, thank you for expressing kind of your perspectives as you’re preparing to go public. And I’m sure you’re excited to speak with these investors as a public company CEO on a lot of these issues. Thank you so much for your time today.

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination of Origin and Artius (such proposed combination, the “proposed transaction”), Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668